Exhibit 99.1

NEWS RELEASE TRANSMITTED BY BUSINESS WIRE

FOR:      Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

May 3, 2012

Sierra Wireless Reports First Quarter 2012 Results

•                  Revenue in the first quarter 2012 of $150.3 million

•                  Non-GAAP earnings from operations of $5.2 million

•                  Non-GAAP net earnings of $5.0 million, or $0.16 per diluted share

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported first quarter 2012 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the first quarter of 2012 was $150.3 million, an increase of 4% compared to $144.3 million in the first quarter of 2011, and an increase of 2% compared to $147.2 million in the fourth quarter of 2011. The year-over-year revenue increase was driven by growth in both our M2M and Mobile Computing lines of business. M2M revenue was $77.0 million, up 6% compared to $72.7 million in the first quarter of 2011.  Mobile Computing revenue was $73.3 million, up 3% compared to $71.6 million in the first quarter of 2011.

On a GAAP basis, gross margin was $44.8 million, or 29.8%, in the first quarter of 2012, compared to $39.5 million, or 27.4%, in the first quarter of 2011. Operating expenses were $44.4 million and earnings from operations were $0.3 million in the first quarter of 2012, compared to operating expenses of $48.9 million and a loss from operations of $9.4 million in the first quarter of 2011.  Net earnings were $0.3 million, or $0.01 per diluted share, in the first quarter of 2012, compared to net loss of $7.8 million, or $0.25 per diluted share, in the first quarter of 2011.

On a non-GAAP basis, gross margin was 29.8% in the first quarter of 2012, compared to 27.4% in the first quarter of 2011. Operating expenses were $39.7 million and earnings from operations were $5.2 million in the first quarter of 2012, compared to operating expenses of $43.2 million and loss from operations of $3.6 million in the first quarter of 2011. Net earnings were $5.0 million, or $0.16 per diluted share, in the first quarter of 2012 compared to a net loss of $2.4 million, or $0.08 per diluted share, in the first quarter of 2011.

“Broad based revenue growth and improved gross margin drove stronger than expected financial results in the first quarter of 2012.” said Jason Cohenour, President and Chief Executive Officer. “Overall I am very pleased with our Q1 results and trajectory.  We have strengthened our operating model and have good visibility to growth drivers in both M2M and Mobile Computing.”

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, restructuring costs, integration costs, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance

The following Non-GAAP guidance for the second quarter of 2012 reflects current business indicators and expectations. In the second quarter of 2012, we expect revenue to increase on a sequential basis, driven primarily by growth in revenue from our 4G AirCard products. We expect gross margin to improve slightly and for operating expenses to increase slightly, compared to first quarter of 2012.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q2 2012 Guidance	Consolidated Non-GAAP

Revenue	$157.0 to $162.0 million
Earnings from operations	$8.5 to $9.5 million
Net earnings	$5.7 to $6.5 million
Earnings per share	$0.18 to $0.21 per share

Conference Call, Webcast and Instant Replay Details

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, May 3, 2012, at 5:30 PM Eastern Standard Time (2:30 PM PST). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•                  Toll-free (Canada and US): 1-877-201-0168

•                  Alternate number: 1-647-788-4901

•                  Conference ID: 53772714

For those unable to participate in the live call, a replay will be available until May 11, 2012.  Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/custom_events/sierrawireless-20120503/site/

The webcast will remain available at the above link for one year following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2012 and our fiscal year 2012, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed.

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for innovative, reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” and “AirLink” are registered trademarks of Sierra Wireless. “AirPrime” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

Media Contact:

Sharlene Myers

Manager, Global Public Relations

(604) 232-1445

smyers@sierrawireless.com

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

		March 31,	December 31,
		2012	2011
Assets
Current assets
Cash and cash equivalents		$106,773	$101,375
Short-term investments		—	9,347
Accounts receivable, net of allowance for doubtful accounts of $3,226 (2011 - $3,642)		107,539	107,367
Inventories		13,095	16,168
Deferred income taxes		7,372	6,540
Prepaid expenses and other		20,070	20,674
		254,849	261,471
Property, plant and equipment		22,731	22,087
Intangible assets		40,461	42,557
Goodwill		90,953	89,961
Deferred income taxes		6,205	6,205
Other assets		630	606
		$415,829	$422,887
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$118,239	$123,547
Deferred income taxes		135	336
Deferred revenue and credits		1,251	1,721
		119,625	125,604
Long-term obligations		24,048	25,143
Deferred income taxes		236	236
		143,909	150,983
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 30,909,707 shares (December 31, 2011 - 31,306,692 shares)	325,423	328,440
Preferred stock:	no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock:	at cost 521,995 shares (December 31, 2011 — 877,559 shares)	(3,736)	(6,141)
Additional paid-in capital		18,368	20,087
Deficit		(62,137)	(62,482)
Accumulated other comprehensive loss		(5,998)	(8,000)
		271,920	271,904
		$415,829	$422,887

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended March 31
	2012	2011
Revenue	$150,266	$144,275
Cost of goods sold	105,500	104,811
Gross margin	44,766	39,464
Expenses
Sales and marketing	11,861	12,268
Research and development	21,396	23,512
Administration	8,600	9,385
Restructuring	180	325
Integration	—	540
Amortization	2,387	2,848
	44,424	48,878
Earnings (loss) from operations	342	(9,414)
Foreign exchange gain	206	422
Other expense	(171)	(40)
Earnings (loss) before income taxes	377	(9,032)
Income tax expense (recovery)	32	(1,199)
Net earnings (loss)	345	(7,833)
Net loss attributable to non-controlling interest	—	(44)
Net earnings (loss) attributable to the Company	$345	$(7,789)
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$0.01	$(0.25)
Diluted	$0.01	$(0.25)
Weighted average number of shares outstanding (in thousands)
Basic	31,175	31,237
Diluted	31,214	31,237

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended March 31
	2012	2011
Net earnings (loss)	$345	$(7,833)
Other comprehensive income, net of taxes:
Foreign currency translation adjustments, net of taxes of $nil	2,002	4,947
Total comprehensive earnings (loss)	2,347	(2,886)
Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	—	(44)
Foreign currency translation adjustments, net of taxes of $nil	—	1
Comprehensive earnings (loss) attributable to the Company	$2,347	$(2,843)

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
	Common stock		Treasury Shares		Additional		Accumulated other	Non- controlling
	# of shares	$	# of shares	$	paid-in capital	Deficit	comprehensive income (loss)	interest (deficit)	Total
Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares	—	—	—	—	(796)	—	42	(1,033)	(1,787)
Stock option exercises	83,906	772	—	—	(253)	—	—	—	519
Stock-based compensation	—	—	—	—	6,449	—	—	—	6,449
Purchase of treasury shares for RSU distribution	—	—	613,638	(4,472)	—	—	—	—	(4,472)
Distribution of vested RSUs	—	—	(379,121)	2,239	(2,239)	—	—	—	—
Net loss	—	—	—	—	—	(29,315)	—	(57)	(29,372)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,571)	(49)	(2,620)
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$—	$271,904

Common share cancellation	(400,000)	(3,037)	—	—	—	—	—	—	(3,037)
Stock option exercises	3,015	20	—	—	(6)	—	—	—	14
Stock-based compensation	—	—	—	—	1,679	—	—	—	1,679
Purchase of treasury shares for RSU distribution	—	—	133,078	(987)	—	—	—	—	(987)
Distribution of vested RSUs	—	—	(488,642)	3,392	(3,392)	—	—	—	—
Net earnings	—	—	—	—	—	345	—	—	345
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	2,002	—	2,002
Balance as at March 31, 2012	30,909,707	$325,423	521,995	$(3,736)	$18,368	$(62,137)	$(5,998)	$—	$271,920

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended March 31
	2012	2011
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$345	$(7,833)
Items not requiring (providing) cash
Amortization	6,982	8,612
Stock-based compensation	1,679	1,631
Deferred income taxes	(1,030)	—
Loss (gain) on disposal of property, plant and equipment	159	(8)
Changes in non-cash working capital
Accounts receivable	613	12,220
Inventories	3,224	1,334
Prepaid expenses and other	716	(1,121)
Accounts payable and accrued liabilities	(7,085)	(13,317)
Deferred revenue and credits	(480)	(42)
Cash flows provided by operating activities	5,123	1,476
Investing activities
Additions to property, plant and equipment	(3,603)	(1,963)
Proceeds from sale of property, plant and equipment	61	13
Increase in intangible assets	(771)	(741)
Net change in short-term investments	9,345	1,847
Cash flows provided (used) by investing activities	5,032	(844)
Financing activities
Issuance of common shares, net of share issue costs	14	206
Repurchase of common shares	(3,037)	—
Purchase of treasury shares for RSU distribution	(987)	—
Repayment of long-term obligations	(642)	(638)
Cash flows used by financing activities	(4,652)	(432)
Effect of foreign exchange rate changes on cash and cash equivalents	(105)	554
Cash and cash equivalents, increase in the period	5,398	754
Cash and cash equivalents, beginning of period	101,375	85,443
Cash and cash equivalents, end of period	$106,773	$86,197
Supplemental disclosures:
Net Income taxes paid	$240	$301
Net interest paid (received)	43	(1)

SIERRA WIRELESS, INC.

RECONCILLIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	2012	2011
	Q1	Q1

Revenue - GAAP and Non-GAAP	$150,266	$144,275

Gross Margin - GAAP	$44,766	$39,464
Stock-based compensation	83	113
Gross Margin - Non-GAAP	$44,849	$39,577

Earnings (loss) from operations - GAAP	$342	$(9,414)
Stock-based compensation	1,679	1,632
Restructuring and other	180	325
Integration	—	540
Acquisition related amortization	2,981	3,288
Earnings (loss) from operations - Non-GAAP	$5,182	$(3,629)
Amortization (excluding acquisition related amortization)	4,001	5,324
EBITDA	$9,183	$1,695

Net Earnings (loss) - GAAP	$345	$(7,789)
Stock -based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	4,769	5,725
Unrealized foreign exchange loss (gain)	(101)	(335)
Non-controlling interest	—	(32)
Net earnings (loss) - Non-GAAP	$5,013	$(2,431)

Earnings (loss) per share - GAAP (in dollars)	$0.01	$(0.25)
Diluted earnings (loss) per share - Non-GAAP (in dollars)	$0.16	$(0.08)

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended March 31
	2012	2011
M2M
Revenue	$76,943	$72,728
Cost of goods sold	52,219	50,048
Gross margin	$24,724	22,680
Gross margin %	32.1%	31.2%

Mobile Computing
Revenue	$73,323	$71,547
Cost of goods sold	53,281	54,763
Gross margin	$20,042	$16,784
Gross margin %	27.3%	23.5%

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT AND PRODUCT

(in thousands of U.S. dollars)

(unaudited)

	Three months ended March 31
	2012	2011
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs) (1)	$62,944	$59,695
AirLink Intelligent Gateways and Routers	10,622	10,096
AirVantage M2M Cloud Platform and Other	3,377	2,937
	$76,943	$72,728

Mobile Computing
AirCard Mobile Broadband Devices (2)	$56,938	$63,854
AirPrime Embedded Wireless Modules for PC OEMs	15,273	6,747
Other	1,112	946
	$73,323	$71,547

(1) Barnes & Noble contributed $nil million in M2M revenue in the three months ended March 31, 2012 compared to $0.7 million in the  three months ended March 31, 2011.

(2) Clearwire contributed $nil million in mobile computing revenue in the three months ended March 31, 2012 compared to $8.3 million in the  three months ended March 31, 2011.